SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            CompX International Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   20563P 10 1
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 2004
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Titanium Metals Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,140,900
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,140,900

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,140,900

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      22.3%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Tremont LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,140,900
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,140,900

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,140,900

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      22.3%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,514,900
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,514,900

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,514,900

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,514,900
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,514,900

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,514,900

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,514,900
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,514,900

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,514,900

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,514,900
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,514,900

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,514,900

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,514,900
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,514,900

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,514,900

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,514,900
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,514,900

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,514,900

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,514,900
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,514,900

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,514,900

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,514,900
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,514,900

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,514,900

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,514,900
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,514,900

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,514,900

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,514,900
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,514,900

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,514,900

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                         82,300
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,534,900
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          82,300

                               10     SHARED DISPOSITIVE POWER

                                                      1,534,900

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                 AMENDMENT NO. 3
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (this "Statement") relates to the class A common stock, par value $0.01 per share (the "Class A Shares"), of CompX International Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5 and 6 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

         Item 2 is amended and restated as follows.

         (a) The following entities or person are filing this Statement (collectively, the "Reporting Persons"):

                  (i) Titanium Metals Corporation ("TIMET") as a direct holder of Class A Shares;

                  (ii) Tremont LLC ("Tremont") by virtue of its direct ownership of TIMET;

                  (iii) Valhi, Inc. ("Valhi") by virtue of its direct ownership of Class A Shares and its indirect ownership of TIMET;

                  (iv) Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their indirect ownership of TIMET and direct or indirect ownership of Valhi; and

                  (v) Harold C. Simmons by virtue of his positions with Contran and certain of the other entities (as described in this Statement).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         TIMET and Valhi are the holders of 22.3% and 7.3%, respectively, of the 5,124,780 Class A Shares outstanding as of February 27, 2004 according to information the Company provided (the "Outstanding Class A Shares").

         Valcor, Inc. ("Valcor") directly holds 100%, or 10,000,000 shares, of the Company's class B common stock, par value $0.01 per share (the "Class B Shares" and collectively with the Class A Shares shall be referred to as the "Shares"). The description of the relative rights of the Shares contained in the Company's restated certificate of incorporation is hereby incorporated herein by reference to Exhibit 1 to this Schedule. As a result of its ownership of all of the Class B Shares, Valcor currently holds approximately 66.1% of the combined voting power (95.1% for the election of directors) of all classes of voting stock of the Company. Valcor may be deemed to control the Company.

         As a result of Valcor's direct ownership of all of the Class B Shares, and TIMET's and Valhi's direct ownership of 22.3% and 7.3%, respectively, of the Outstanding Class A Shares, Valhi, directly and indirectly, may be deemed to hold approximately 76.1% of the combined voting power (96.6% for the election of directors) of all classes of voting stock of the Company.

         Tremont, the CMRT, Harold C. Simmons' spouse and Valhi are the holders of approximately 39.7%, 9.0%, 6.3% and 1.2% of the outstanding TIMET common stock. Tremont may be deemed to control TIMET. The ownership of Mr. Simmons' spouse is based on the 1,600,000 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of TIMET Capital Trust 1 (the "BUCS") that she directly owns, which are convertible into 214,240 shares of the TIMET common stock. The ownership of Valhi includes 1,968 shares of the TIMET common stock that Valhi has the right to acquire upon conversion of 14,700 BUCs that Valhi directly holds. The percentage ownership of TIMET common stock held by Mr. Simmons' spouse and Valhi assumes the full conversion of only the BUCS she or Valhi owns, respectively.

         Valhi is the direct holder of 100% of the outstanding membership interests of Tremont and 100% of the outstanding common stock of Valcor. Valhi may be deemed to control Tremont and Valcor. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 77.6%, 9.1%, 3.1%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The Foundation directly holds approximately 0.9% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

         The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         The CMRT directly holds approximately 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         Valmont Insurance Company ("Valmont"), NL Industries, Inc. ("NL") and a subsidiary of NL directly own 1,000,000 shares, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Valhi and Tremont LLC ("Tremont") are the direct holders of approximately 62.5% and 21.2%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. Valhi is the sole member of Tremont and may be deemed to control Tremont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board of Tremont, Valcor Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran and chairman of the board and chief executive officer of NL.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares that are directly held by Valcor, TIMET or Valhi. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

         Harold C. Simmons' spouse is the direct owner of 20,000 Class A Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Class A Shares. Mr. Simmons disclaims all such beneficial ownership.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

         (b) The principal offices of TIMET is 1999 Broadway, Suite 4300, Denver, Colorado 80202. The principal offices of Tremont, Valhi, VGI, National, NOA, Dixie Holding, Southwest, Dixie Rice and Contran, the CMRT and the Foundation are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

         (c) TIMET is principally engaged in the production of titanium metal products.

         In addition to the activities engaged in through TIMET, Tremont is engaged through other companies in real estate development.

         In addition to the activities engaged in through TIMET and Tremont, Valhi is engaged through the Company in the production of ergonomic computer support systems, precision ball bearing slides and locking systems, through NL in the production of titanium dioxide pigments and through another company in the waste management industry.

         In addition to activities engaged in through Valhi and the other companies it may be deemed to control, as described above, and in addition to holding the securities described above, (i) VGI is engaged in holding notes receivable; (ii) National is engaged in holding notes receivable and, directly or through other companies, in real estate, oil and gas activities and the rental and sales of compressors and related products; (iii) Dixie Holding is engaged in holding preferred stock of Contran; (iv) NOA is engaged in real estate and holding notes receivable; (v) Dixie Rice is engaged in land management, agriculture and oil and gas activities; (vi) Southwest is engaged in land management, agriculture and oil and gas activities; and (vii) among other things, Contran is engaged through other companies in the production of steel rod, wire and wire products.

         The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. The employee benefit plans funded by the trusts participating in the CMRT are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

         The Foundation is a tax-exempt foundation organized for charitable purposes.

         (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Contran, Dixie Holding, National, TIMET and Valhi are Delaware corporations. Tremont is a Delaware limited liability company. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Except as noted in Schedule B, Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended as follows.

         The total amount of funds Harold C. Simmons used to acquire the Class A Shares he purchased as reported in Item 5(c) was $240,000 (including commissions). Such funds were provided by Mr. Simmons' personal funds.

         The total amount of funds TIMET used to acquire the Class A Shares TIMET purchased as reported in Item 5(c) was $11,121,925.00 (including commissions). Such funds were provided by TIMET's funds available for investment.

         The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Class A Shares were from such person's personal funds.

Item 4.  Purpose of Transaction.

         Item 4 is amended as follows.

         Harold C. Simmons purchased the Class A Shares reported in Item 5(c) of this Schedule in order to increase his direct equity interest in the Company.

         TIMET purchased the Class A Shares reported in Item 5(c) of this
Schedule in order to acquire and increase its equity interest in the Company.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Class A Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Class A Shares held by such person, or cease buying or selling Class A Shares. Any such additional purchases or sales of the Class A Shares may be in open market or privately negotiated transactions or otherwise.

         The information included in Item 2 of this Statement is hereby incorporated herein by reference. As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

         The information included in Item 6 of this Statement is hereby incorporated herein by reference.

         The Reporting Persons understand that prior purchases of Class A Shares by persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

         Certain of the persons named in Schedule B to this Statement, namely Messrs. Eugene K. Anderson, Robert D. Graham, J. Mark Hollingsworth, Keith A. Johnson, William J. Lindquist, Kelly D. Luttmer, A. Andrew R. Louis, Bobby D. O'Brien, Glenn R. Simmons, Harold C. Simmons, Gregory M. Swalwell and Steven L. Watson are officers and/or directors of the Company or perform services for the Company as employees of one of the Company's parent corporations and may acquire Class A Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and restated as follows.

         (a) TIMET, Valhi, Harold C. Simmons and his spouse are the direct beneficial owners of 1,140,900, 374,000, 82,300 20,000 Class A Shares, respectively.

         By virtue of the relationships described under Item 2 of this
Statement:

                  (1) Tremont may be deemed to be the beneficial owner of the 1,140,900 Class A Shares (approximately 22.3% of the Outstanding Class A Shares) that TIMET holds directly;

                  (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 1,514,900 Class A Shares (approximately 29.6% of the Outstanding Class A Shares) that TIMET and Valhi hold directly; and

                  (3) Harold C. Simmons may be deemed to be the beneficial owner of the 1,617,200 Class A Shares (approximately 31.6% of the Outstanding Class A Shares) that TIMET, Valhi, he and his spouse hold directly.

Except to the extent of the 82,300 Class A Shares he holds directly, Harold C. Simmons disclaims beneficial ownership of all Class A Shares.

         The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Class A Shares as indicated on Schedule C to this Statement.

         (b) By virtue of the relationships described in Item 2:

                  (1) TIMET and Tremont may each be deemed to share the power to vote and direct the disposition of the 1,140,900 Class A Shares (approximately 22.3% of the Outstanding Class A Shares) that TIMET holds directly;

                  (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 1,514,900 Class A Shares (approximately 29.6% of the Outstanding Class A Shares) that TIMET and Valhi hold directly;

                  (3) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 1,534,900 Class A Shares (approximately 30.0% of the Outstanding Class A Shares) that TIMET, Valhi and his spouse hold directly; and

                  (4) Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 82,300 Class A Shares (approximately 1.6% of the Outstanding Class A Shares) that he directly holds.

         The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Class A Shares as indicated on Schedule C to this Statement.

         (c) Harold C. Simmons and TIMET were the only Reporting Persons to have transactions in the Class A Shares during the past 60 days. Mr. Simmons and TIMET executed the following purchases of Class A Shares on the New York Stock Exchange.

                                                            Approximate Purchase
                                               Number of     Price Per Security
                                                Class A        (exclusive of
           Purchaser                Date         Shares         commissions)
------------------------------     --------   -------------- ------------------
Harold C. Simmons.............     01/06/04       37,500            $6.35
Titanium Metals Corporation...     02/13/04          100            $8.37
Titanium Metals Corporation...     02/13/04          600            $8.40
Titanium Metals Corporation...     02/13/04          600            $8.47
Titanium Metals Corporation...     02/13/04        1,000            $8.51
Titanium Metals Corporation...     02/13/04        1,000            $8.52
Titanium Metals Corporation...     02/13/04        1,000            $8.69
Titanium Metals Corporation...     02/13/04          500            $8.70
Titanium Metals Corporation...     02/13/04        3,100            $8.85
Titanium Metals Corporation...     02/17/04        1,200            $8.85
Titanium Metals Corporation...     02/17/04          400            $8.95
Titanium Metals Corporation...     02/17/04        4,500            $9.00
Titanium Metals Corporation...     02/17/04      928,300            $9.50
Titanium Metals Corporation...     02/18/04        1,000            $9.37
Titanium Metals Corporation...     02/18/04       24,000            $9.40
Titanium Metals Corporation...     02/18/04        1,000            $9.50
Titanium Metals Corporation...     02/19/04        2,200            $9.90
Titanium Metals Corporation...     02/19/04          800            $9.92
Titanium Metals Corporation...     02/19/04          100           $10.00
Titanium Metals Corporation...     02/23/04        7,900           $10.62
Titanium Metals Corporation...     02/23/04        9,200           $10.63
Titanium Metals Corporation...     02/23/04        3,000           $10.72
Titanium Metals Corporation...     02/23/04       38,300           $10.75
Titanium Metals Corporation...     02/23/04       24,500           $11.00
Titanium Metals Corporation...     02/25/04       21,300           $11.25
Titanium Metals Corporation...     02/25/04        5,000           $11.00
Titanium Metals Corporation...     02/25/04        4,600           $10.95
Titanium Metals Corporation...     02/25/04          300           $10.94
Titanium Metals Corporation...     02/25/04          100           $10.70
Titanium Metals Corporation...     02/25/04       20,000           $10.75
Titanium Metals Corporation...     02/26/04        4,800           $11.00
Titanium Metals Corporation...     02/27/04          200           $10.95
Titanium Metals Corporation...     02/27/04          200           $10.96
Titanium Metals Corporation...     02/27/04        1,400           $10.98
Titanium Metals Corporation...     02/27/04       28,700           $11.00

         Certain of the persons named on Schedule B to this Statement acquired Class A Shares during the past 60 days. Such acquisitions are set forth on Schedule D attached hereto and incorporated herein by reference. The Reporting Persons understand that such acquisitions were all of the transactions by the persons named on Schedule B during the past 60 days.

         (d) TIMET, Valhi, Harold C. Simmons and his spouse each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of the Class A Shares directly held by such entity or person.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended and restated as follows.

         The Company's restated certificate of incorporation sets forth the voting rights, transfer restrictions and conversion rights of the Class A Shares, which restated certificate is hereby incorporated herein by reference to
Exhibit 1 to this Schedule.

         The information included in Item 4 of this Statement is hereby incorporated herein by reference.

         Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 1, 2004




                                   /s/ Harold C. Simmons
                                   --------------------------------
                                   Harold C. Simmons
                                   Signing in the
                                   capacities listed on
                                   Schedule "A" attached
                                   hereto and
                                   incorporated herein by
                                   reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 1, 2004





                                   /s/ J. Landis Martin
                                   --------------------------------
                                   J. Landis Martin
                                   Signing in the
                                   capacities listed on
                                   Schedule "A" attached
                                   hereto and
                                   incorporated herein by
                                   reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 1, 2004





                                   /s/ Steven L. Watson
                                   --------------------------------
                                   Steven L. Watson
                                   Signing in the
                                   capacities listed on
                                   Schedule "A" attached
                                   hereto and
                                   incorporated herein by
                                   reference.

                                   SCHEDULE A


J. LANDIS MARTIN, as chairman of the board, president and chief executive officer of TITANIUM METALS CORPORATION.

HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B


The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Titanium Metals Corporation ("TIMET"), Tremont LLC ("Tremont"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

           Name                    Present Principal Occupation
----------------------      ---------------------------------------------------
Eugene K. Anderson          Vice president of Contran, Dixie Holding, Dixie
                            Rice, National, NOA, Southwest, Tremont,
                            VGI and Valhi; and treasurer of the Foundation.

Thomas E. Barry (1)         Vice president for executive affairs at Southern
                            Methodist University  and  professor of marketing
                            in the Edwin L. Cox School of Business at Southern
                            Methodist University;  and a director  of Keystone
                            Consolidated  Industries,  Inc.,  an
                            affiliate of Contran ("Keystone"), and Valhi.

Norman S. Edelcup (2)       Senior vice president business development of
                            Florida Savings  Bancorp;  director  of Valhi;  and
                            trustee of the Baron Funds, a mutual fund group.

Lisa Simmons Epstein        Director and president of the Foundation.

Robert D. Graham            Vice president of Contran,  Dixie Holding,
                            Dixie Rice, the Foundation,  National,  NOA,
                            Southwest,  Tremont,  VGI and Valhi;  and vice
                            president,  general counsel and secretary
                            of  Kronos  Worldwide,  Inc.  ("Kronos  Worldwide")
                            and NL Industries, Inc., both affiliates of
                            Valhi ("NL").

Norman N. Green (3)         A private investor and a director of TIMET.

J. Mark Hollingsworth       Vice  president  and  general  counsel  of  Contran,
                            Dixie Holding,  Dixie Rice,  National,  NOA,
                            Southwest,  Tremont, VGI and Valhi;  general
                            counsel of the  Foundation,  CompX
                            International,   Inc.  (the  "Company")  and  The
                            Combined Master  Retirement  Trust,  a trust  Valhi
                            established  to permit the  collective  investment
                            by master  trusts  that maintain  the  assets of
                            certain  employee  benefit  plans Valhi and related
                            companies adopt (the "CMRT");  and acting
                            general counsel of Keystone.

Gary C. Hutchison (4)       Neurological  surgeon,   Associate  Clinical
                            Professor  of Neurosurgery  at the  University of
                            Texas  Health  Science Center (Dallas) and a
                            director of TIMET.

Keith A. Johnson            Controller of the Foundation.

Christian Leonhard (5)      Chief operating officer - Europe of TIMET.

William J. Lindquist        Director and senior vice president of Contran,
                            Dixie Holding, National, NOA and VGI;
                            senior vice president of Dixie Rice,
                            Southwest, Tremont and Valhi.

A. Andrew R. Louis          Secretary of Contran,  the Company, Dixie
                            Holding, Dixie Rice, National, NOA,
                            Southwest, Tremont, VGI and Valhi.

Kelly D. Luttmer            Tax director of Contran, the Company, Dixie
                            Holding, Dixie Rice, Kronos Worldwide,
                            National, NL, NOA, Southwest, Tremont,
                            VGI and Valhi.

J. Landis Martin (6)        Chairman  of  the  board,  president  and
                            chief  executive officer of TIMET.

Andrew McCollam, Jr. (7)    President  and a director of  Southwest;  director
                            of Dixie Rice; and a private investor.

W. Hayden McIlroy (8)       Private investor  primarily in real estate;  and a
                            director of Valhi, Med Images, a medical information
                            company,  and Cadco  Systems,  Inc., a  manufacturer
                            of emergency  alert systems.

Harold M. Mire (9)          Vice president of Dixie Rice and Southwest.

Robert E. Musgraves (6)     Chief operating officer - North America of TIMET.

Albert W. Niemi, Jr.        Dean of the Edwin L. Cox  School of  Business  at
(10)                        Southern Methodist University and a director
                            of TIMET.

Bobby D. O'Brien            Vice president, treasurer and director of Dixie
                            Holding, National, NOA and VGI; and vice
                            president and treasurer of Contran,
                            Dixie Rice, Southwest, Tremont and Valhi.

Glenn R. Simmons            Vice chairman of the board of Contran, Dixie
                            Holding, Dixie Rice, National, NOA,
                            Tremont, VGI and Valhi; chairman of the
                            board of the Company and Keystone; director
                            and executive vice president of
                            Southwest; a director of Kronos Worldwide,
                            NL and TIMET.

Harold C. Simmons           Chairman of the board of Contran,
                            Dixie Holding, Dixie Rice, the Foundation,
                            National, NOA, Southwest, Tremont,
                            Valhi and VGI; chairman of the board
                            and chief executive officer of Kronos
                            Worldwide and NL; and trustee and member of
                            the trust investment committee of the CMRT.

Richard A. Smith (9)        Vice president of Dixie Rice.

Gregory M. Swalwell         Vice president and controller of Contran,
                            Dixie Holding, National, NOA,
                            Southwest, Tremont, Valhi and VGI; vice
                            president, finance of Kronos Worldwide and
                            NL; and vice president of Dixie Rice.

J. Walter Tucker, Jr.       President,  treasurer  and a director  of Tucker
(11)                        & Branham, Inc.,  a  mortgage  banking,   insurance
                            and  real  estate company;   vice  chairman  of  the
                            board  of  Keystone;  a director  of Valhi;  and a
                            member  of the trust  investment committee of the CMRT.

Steven L. Watson            Director and  president of Contran,  Dixie  Holding,
                            Dixie Rice, National, NOA and VGI; director,
                            president and chief executive officer of Valhi;
                            president of Tremont;  director and executive vice
                            president of Southwest;  director,  vice
                            president and secretary of the  Foundation;  and a
                            director of the Company, Keystone, Kronos Worldwide,
                            NL and TIMET.

Paul J. Zucconi (12)        A private investor and a director of TIMET.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 8181 Southwest 117th Street, Pinecrest, Florida 33156.

(3)      The principal business address for Mr. Green is 10340 Strait Lane,
         Dallas, Texas   75229.

(4)      The principal business address for Dr. Hutchison is 8230 Walnut Hill
         Lane, Dallas, Texas   75231.

(5) Mr. Leonhard is a citizen of France. His principal business address is TIMET Savioe, 62 Avenue Paul Girod, 73400 Ugine, France.

(6)      The principal  business  address for Messrs.  Martin and Musgraves is
         1999 Broadway,  Suite 4300,  Denver, Colorado   80202.

(7) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(8)      The  principal  business  address for Mr.  McIlroy is 25 Highland
         Park Village,  Suite  100-341,  Dallas, Texas   75225.

(9) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(10) The principal business address for Dr. Niemi is Southern Methodist University, Cox School of Business, 200 Fincher Building, Dallas, Texas 75205-0333.

(11)     The principal business address for Mr. Tucker is 400 E. Central
         Boulevard, Orlando, Florida   32801.

(12)     The principal business address for Mr. Zucconi is 2801 Mill Haven
         Court, Plano, Texas   75093.

                                   SCHEDULE C


         Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:

                                       Stock
                           Class A     Options
      Name                Shares Held  Held (1)    Total
------------------------  -----------  ---------  ---------
Eugene K. Anderson            -0-        3,000      3,000

Thomas E. Barry               -0-         -0-        -0-

Norman S. Edelcup            2,000        -0-       2,000

Lisa Simmons Epstein          -0-         -0-        -0-

Robert D. Graham              -0-         -0-        -0-

Norman N. Green               -0-         -0-        -0-

J. Mark Hollingsworth         -0-        7,000      7,000

Gary C. Hutchison             -0-         -0-        -0-

Keith A. Johnson              700        4,000      4,700

Christian Leonhard            -0-         -0-        -0-

William J. Lindquist          -0-       10,000     10,000

A. Andrew R. Louis            -0-        4,000      4,000

Kelly D. Luttmer              200        4,000      4,200

J. Landis Martin              -0-         -0-        -0-

Andrew McCollam, Jr.          -0-         -0-        -0-

W. Hayden McIlroy             -0-         -0-        -0-

Harold M. Mire                -0-         -0-        -0-

Robert E. Musgraves           -0-         -0-        -0-

Albert W. Niemi, Jr.          -0-         -0-        -0-

Bobby D. O'Brien              300       10,000     10,300

Glenn R. Simmons (2)        11,500      54,000     65,500

Harold C. Simmons (3)      102,300        -0-     102,300

Richard A. Smith              -0-         -0-        -0-

Gregory M. Swalwell           -0-        5,000      5,000

J. Walter Tucker, Jr.         -0-         -0-        -0-

Steven L. Watson             4,000      12,400     16,400

Paul J. Zucconi               -0-         -0-        -0-

----------

(1) Represents Class A Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 500 Class A Shares held directly by Mr. Glenn R. Simmons' spouse. Mr. Simmons disclaims beneficial ownership of all such Shares.

(3) Includes 20,000 Class A Shares held directly by Mr. Harold C. Simmons' spouse. Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement. Except for the 82,300 Class A Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares.

                                   SCHEDULE D

         Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons had the following transactions in shares (the "Shares") of class A common stock, par value $0.01 per share, of CompX International Inc. (the "Company") during the past 60 days. All of such transactions were open market purchases on the New York Stock Exchange within the last 60 days. See Item 5(c) for purchases of Shares by Harold C. Simmons within the last 60 days.

                                Acquisition
                      Date of    Price Per    Shares
     Name           Acquisition    Share     Acquired
-----------------  ------------  --------   --------
Glenn R. Simmons    01/12/2004     $6.70       200
                    01/14/2004     $6.71       200
                    01/14/2004     $6.80       100
                    02/03/2004     $7.55       500